SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M   6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2002

NEXUS TELOCATION SYSTEMS LTD.

1 Korazin Street
Givatayim, 53583
Israel

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F__X__	Form 40-F______

             Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No__X__

             If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

For Immediate Release

Nexus Telocation Systems Ltd. Announces signing a Term Sheet for an
Investment in the Company of at least $2 million
And the Sale of 100% of its Holdings in Nexus Data, Inc.

Givatayim, Israel, December 26, 2002 - Nexus Telocation Systems Ltd. (OTCC: NXUS.OB), a leading provider of Location Based Services, announced today that it received a non binding term sheet from DBSI Investment Ltd. for an investment of at least $2 million, at a company pre-money valuation of $1.5 million (including the conversion of a convertible debenture in an amount of $1 million). In accordance with the term sheet DBSI shall be issued warrants, exercisable for a period of three years, to purchase additional shares of the company the number of which shall amount to 70% of the number of shares to be purchased in this financing round, at an exercise price per share of this financing round. DBSI is currently conducting a due diligence review of the company. The Board of Directors of the company approved the terms of the term sheet and it will be brought to the approval of the shareholders of the company. The closing of the transaction is anticipated within 30 days.

This term sheet replaces the term sheet entered into September 2002 as previously announced by Nexus on September 22, 2002.

A pre-condition of DBSI's investment in Nexus was that Nexus sell all of its holdings in its wholly owned subsidiary Nexus Data, Inc. Subsequently, Nexus entered into a binding agreement with STORM International for the sale of Nexus Data, Inc. for a variable consideration of up to $1 million, which will be paid if Nexus Data has four consecutive cash positive quarters, and net assets of at least $10 million. In addition, STORM International will assume certain liabilities of Nexus Data and undertook to immediately invest the necessary resources in order to maintain Nexus Data's core technology and business relationships with both existing and potential customers.
The agreement is subject to STORM International reaching an arrangement with Bank Hapoalim B.M., the major creditor of Nexus Data, and with Nexus Data's employees.

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Nexus and its affiliates. These forward-looking statements are based on the current expectations of the management of Nexus, only, and are subject to risk and uncertainties, changes in technology and market requirements, decline in demand for the company's affiliates' products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Nexus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated evens. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Ronen Stein, V.P and Chief financial Officer
Tel.; 011-972-3-572 3111
e-mail: ronens@nexus.co.il

NEXUS TELOCATION SYSTEMS LTD.

Whose Registered Office is at:
1 Korazin Street
Givatayim, 53583, Israel
Telephone: 972-3- 5723111
Fax: 972-3- 5719698

NOTICE OF EXTRAORDINARY MEETING OF SHAREHOLDERS
To be held on January 21, 2003

Notice is hereby given that an Extraordinary Meeting of the Shareholders (the "Meeting") of Nexus Telocation Systems Ltd. (the "Company") will be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, Circular Building, 46th Floor, Tel Aviv, Israel, on Tuesday, January 21, 2003 at 11:00 a.m. (local time).

Shareholders of record at the close of business on December 27, 2002 (the "Record Date") will be entitled to vote at the Meeting or adjournments thereof. A shareholder who wishes to vote at the Meeting by proxy shall deliver a proxy to the offices of the Company no later than 24 hours before the time appointed for the Meeting or any adjournments thereof. A form of proxy is attached for use in voting by proxy in accordance with the foregoing.

Two shareholders who hold or represent together at least 51% of the voting rights of the issued share capital of the Company, present in person or by proxy, shall constitute a quorum for the resolutions. If, within half an hour from the time appointed for the holding of the Meeting a quorum is not present, the Meeting shall be adjourned to the same day in the next week at the same time and place or any other time and place as the Board of Directors of the Company shall designate and state in a notice to the shareholders, and if, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting, two shareholders present in person or by proxy shall constitute a quorum.

At the Meeting the shareholders will be asked to approve the following resolutions:

1.	TO INCREASE the share capital of the Company by NIS 2,500,000 divided into 83,333,333 Ordinary Shares of the Company, NIS 0.03 each.

After the adoption of the above resolution the share capital of the Company shall be NIS 3,300,000 divided into 110,000,000 Ordinary Shares, NIS 0.03 each.

The above resolution requires the affirmative vote of over seventy five percent (75%) of the Ordinary Shares present in person or by proxy and voting at the Meeting.

2.	TO APPROVE the issuance of Ordinary Shares to AMS Electronics Ltd. ("AMS"), at the price per share to be set in the financing round detailed below, resulting from the conversion of $700,000 of the convertible debenture issued to AMS on January 15, 2002. Upon issuance of these Ordinary Shares AMS agrees to waive certain claims it may have against the Company.

The above resolution requires the affirmative vote of over fifty percent (50%) of the Ordinary Shares present in person or by proxy and voting at the Meeting.

3.	TO APPROVE the transaction between the Company and DBSI Investments Ltd. ("DBSI") pursuant to which DBSI shall invest at least $2 million in the share capital of the Company, at a company pre-money valuation of $1.5 million (including the conversion of a convertible debenture in an amount of $1 million). In addition, DBSI is to be issued warrants, exercisable for a period of three years, to purchase up to 70% of the number of shares to be purchased as part of the financing round, at an exercise price per share of the financing round (the "DBSI Transaction"). As part of the DBSI Transaction the Company is to enter into a Management Agreement with DSBI pursuant to which the Company shall pay DBSI an annual management fee of $180,000 in consideration for management services to be provided by DBSI to the Company.

The above resolution requires the affirmative vote of over fifty percent (50%) of the Ordinary Shares present in person or by proxy and voting at the Meeting.

4.	TO APPROVE the participation of Mr. Yaron Sheinman, the Chairman of the Board of Directors of the Company, in the Sale Transaction as defined below.
The Board of Directors of the Company approved the sale of all of the issued and outstanding share capital of Nexus Data Inc. ("Nexus Data"), a wholly owned subsidiary of the Company, for a variable consideration of up to $1 million, which will be paid only if Nexus Data has four consecutive cash positive quarters, and net assets of at least $10 million (the "Sale Transaction").
Since Mr. Yaron Sheinman may participate as one of the purchasers under the Sale Transaction, such participation requires the approval of the shareholders of the Company.

The above resolution requires the affirmative vote of over fifty percent (50%) of the Ordinary Shares present in person or by proxy and voting at the Meeting.

Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

By Order of the Board of Directors of Nexus Telocation Systems Ltd.
Yaron Sheinman
Chairman of the Board

Date: December 26, 2002

PROXY	NEXUS TELOCATION SYSTEMS LTD.

For the Extraordinary Meeting of Shareholders to be held on January 21, 2003

             The undersigned shareholder of Nexus Telocation Systems Ltd. (the "Company") hereby appoints Yaron Sheinman or Orly Tsioni, Adv., with full power of substitution, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated below, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Extraordinary Meeting of Shareholders of the Company to be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, Circular Building, 46th Floor, Tel Aviv, Israel, on Tuesday, January 21, 2003 at 11:00 a.m. (local time), and all adjournments and postponements thereof.

I. PROPOSAL NO. 1	INCREASE OF SHARE CAPITAL
TO INCREASE the share capital of the Company by NIS 2,500,000 divided into 83,333,333 Ordinary Shares of the Company, NIS 0.03 each.
[ ] FOR	[ ] AGAINST	[ ] ABSTAIN
II. PROPOSAL NO. 2	APPROVAL OF ISSUANCE OF SHARES TO AMS
TO APPROVE the issuance of Ordinary Shares to AMS Electronics Ltd. ("AMS"), at the price per share to be set in the financing round detailed below, resulting from the conversion of $700,000 of the convertible debenture issued to AMS on January 15, 2002. Upon issuance of these Ordinary Shares AMS agrees to waive certain claims it may have against the Company.

[ ] FOR	[ ] AGAINST	[ ] ABSTAIN
III. PROPOSAL NO. 3	APPROVAL OF TRANSACTION WITH DBSI
TO APPROVE the transaction between the Company and DBSI Investments Ltd. ("DBSI") pursuant to which DBSI shall invest at least $2 million in the share capital of the Company, at a company pre-money valuation of $1.5 million
(including the conversion of a convertible debenture in an amount of $1 million). In addition, DBSI is to be issued warrants, exercisable for a period of three years, to purchase up to 70% of the number of shares to be purchased as part of the financing round, at an exercise price per share of the financing round (the "DBSI Transaction"). As part of the DBSI Transaction the Company is to enter into a Management Agreement with DSBI pursuant to which the
Company shall pay DBSI an annual management fee of $180,000 in consideration for management services to be provided by DBSI to the Company.

[ ] FOR	[ ] AGAINST	[ ] ABSTAIN
IV. PROPOSAL NO. 4	APPROVAL OF PARTICIPATION OF MR. SHEINMAN
TO APPROVE the participation of Mr. Yaron Sheinman, the Chairman of the Board of Directors of the Company, in the Sale Transaction (as defined in the Notice of Extraordinary Meeting).
[ ] FOR	[ ] AGAINST	[ ] ABSTAIN

This proxy when properly executed will be voted in accordance with the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR.

The undersigned hereby acknowledges
receipt of the Extraordinary Meeting of
the Shareholders and the Proxy
Statement accompanying such Notice,
revokes any proxy or proxies heretofore
given to vote upon or act with respect to
the undersigned's shares and hereby
ratifies and confirm all that the proxies,
their substitutes, or any of them, may
lawfully do by virtue hereof.
Dated:___________________, 2003

_______________________________
           (signature of shareholder)

_______________________________
              (name of shareholder)
Please mark, date and sign exactly as name(s)
appear on this proxy and return the proxy card
promptly using the enclosed envelope. If the
signer is a corporation, please sign full corporate
name by duly authorized officer. Executives,
administrators, trustees, etc. should state full
title or capacity. Joint owners should each sign.
THIS PROXY IS SOLICITED ON BEHALF
OF THE BOARD OF DIRECTORS.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXUS TELOCATION SYSTEMS LTD. By:_________/s/_________ Yaron Sheinman Chairman of the Board of Directors

Date: December 26, 2002